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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                          PHP Healthcare Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   693344103
           --------------------------------------------------------
                                 (CUSIP Number)
                  Arnold L. Wadler, Esq., Metromedia Company,
            One Meadowlands Plaza, E. Rutherford, New Jersey 07073,
                            phone # (201) 531-8050
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 2, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))

                              Page 1 of     Pages
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CUSIP No.                                                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

              John W Kluge             ###-##-####
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
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 (3) SEC Use Only

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 (4) Source of Funds*
          PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
         USA
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power       816,500
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power       816,500
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
           816,500
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
           7.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
            IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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Item 1.  Security and Issuer
         This statement relates to the common stock, par value $.01 per share (the "Common Stock") of PHP Healthcare Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are 11440 Commerce Park Drive, Reston, Virginia 20191.

Item 2.  Identity and Background.
         This statement is being filed by John W. Kluge, as beneficial owner of the Common Stock of the Issuer held by Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge (the "Trust"), a grantor trust of which John W. Kluge is the beneficial owner. Mr. Kluge's business address is c/o Metromedia Company, One Meadowlands Plaza, East Rutherford, New Jersey 07073. His principal occupation is Chairman, President and Chief Executive Officer of Metromedia Company, a Delaware general partnership. During the past five years, Mr. Kluge has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         The consideration used in acquiring the 816,500 shares of Common Stock was cash.

Item 4.  Purpose of Transaction(s).
              Mr. Kluge, through the Trust, purchased 316,500 shares of Common Stock on the open market on three separate dates as follows: 155,000 shares on April 23, 1997 at $12.43 per share, 109,500 shares on April 24, 1997 at $12.90 per share and 52,000 shares on April 25, 1997 at $12.99 per share.

              On May 2, 1997, the Trust and the Issuer consummated the transactions contemplated by a stock purchase agreement (the "PHP SPA"), dated as of April 28, 1997, between the Trust and the Issuer pursuant to which the Trust purchased 200,000 shares of Common Stock at $13.00 per share.

              On May 2, 1997, the Trust and Charles H. Robbins, the former Chairman of the Board and Chief Executive Officer of the Issuer, entered into a stock purchase agreement (the "Robbins

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         SPA") pursuant to which the Trust purchased from Mr. Robbins 300,000 shares of Common Stock at $13.00 per share. The Robbins SPA and the PHP SPA are hereinafter referred to as the "Stock Purchase Agreements".

         The shares acquired through purchase on the open market, together with the shares acquired pursuant to the Stock Purchase Agreements are hereinafter referred to as the "Shares".

         Registration Rights.
              In connection with the PHP SPA, the Issuer and the Trust entered into a Registration Rights Agreement, dated as of April 28, 1997 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer has granted the Trust certain demand and piggyback registration rights, subject to and upon the terms and conditions set forth therein. In addition, the Issuer agreed to pay certain registration expenses in connection with the exercise of such registration rights.

              The foregoing descriptions of the Stock Purchase Agreements and the Registration Rights Agreement are qualified in their entirety by the text of the Stock Purchase Agreements and the Registration Rights Agreement, which are attached hereto as Exhibits 1, 2 and 3, respectively and are incorporated herein by reference.

              In the ordinary course of business, Mr. Kluge, through the Trust, acquires or divests himself of significant or controlling interests in various companies. The purpose of acquiring a significant or controlling interest in such companies, including the Issuer, is to enhance the value of the company as an investment. From time to time Mr. Kluge reviews the performance of the investments held by the Trust and considers possible strategies for enhancing value. As part of his ongoing review of the investment in the Common Stock, Mr. Kluge is currently exploring and may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
         (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer;
         (f) other material changes in the Issuer's business or

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         corporate structure; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4)of the Securities
         Exchange Act of 1934, as amended; and (i) other actions similar to any of those enumerated above. There is no assurance that Mr. Kluge will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which Mr. Kluge may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions.

Item 5.  Interest in the Securities of the Issuer.
         John W. Kluge is the beneficial owner of 816,500 shares of Common Stock which are directly owned by the Trust of which he is beneficial owner. This amount constitutes approximately 7.1% of the outstanding shares of Common Stock as of May 2, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.
         See Item 4.

Item 7.  Material to be Filed as Exhibits.
         Exhibit 1: Stock Purchase Agreement, dated as of April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge

         Exhibit 2: Stock Purchase Agreement dated as of May 2, 1997 between Charles H. Robbins and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge

         Exhibit 3: Registration Rights Agreement, dated as of April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge

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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:     May 8, 1997

                                    /s/ John W. Kluge
                                    John W. Kluge, Trustee


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                                           EXHIBIT INDEX

Exhibit  Description

1. Stock Purchase Agreement, dated as of April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge

2. Stock Purchase Agreement dated as of May 2, 1997 between Charles H. Robbins and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge

3. Registration Rights Agreement, dated as of April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge